Michigan Department of Licensing and Regulatory Affairs

Corrected Filing Endorsement

This is to Certify that the

CERTIFICATE OF AMENDMENT - CORPORATION

for

BERYLLINE CORPORATION

ID Number: 05312N

received by facsimile transmission on August 5, 2013, is hereby endorsed filed on

August 5, 2013, by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 28th day of September, 2015.

_____ , Director
Corporations, Securities & Commercial Licensing Bureau

CSCL/CD 515 (Rev 02/13)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document

Name
EvansPletkovic, P.C. c/o Michael L. Rutkowski, Esq.

Address
26125 Woodward Avenue

City	State	ZIP Code	
Huntington Woods	MI	48070	EFFECTIVE DATE:

☞ Document will be returned to the name and address you enter above. ☜
If left blank, document will be returned to the registered office.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:

1. The present name of the corporation is:

   Berylline Corporation

2. The identification number assigned by the Bureau is: 05312N

3. Article _____III_____ of the Articles of Incorporation is hereby amended to read as follows:

Common Shares: 1,117,644

COMPLETE ONLY ONE OF THE FOLLOWING:

4. Profit or Nonprofit Corporations: For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.

The foregoing amendment to the Articles of Incorporation was duly adopted on the _____26th_____ day of

_____July_____ , _2013_ , in accordance with the provisions of the Act by the unanimous consent of the Incorporator(s) before the first meeting of the Board of Directors or Trustees

Signed this _26th_ day of _____July_____ , _2013_

_____
(Signature)

Dennis Dresser
_____
(Type or Print Name)

_____
(Signature)

David Etienne
_____
(Type or Print Name)

_____
(Signature)

Xugang Li
_____
(Type or Print Name)

_____
(Signature)

_____
(Type or Print Name)

---

5. Profit Corporation Only: Shareholder or Board Approval

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the

_____ day of _____ , _____ , by the: (check one of the following)

☐ shareholders at a meeting in accordance with Section 611(3) of the Act.

☐ written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation)

☐ written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

☐ board of a profit corporation pursuant to section 611(2) of the Act.

> Profit Corporations and Professional Service Corporations
>
> Signed this _____ day of _____ , _____
>
> By _____
> (Signature of an authorized officer or agent)
>
> _____
> (Type or Print Name)

Filed by Corporations Division Administrator Filing Number: 201841874340 Date: 03/20/2018

LARA Corporations Online Filing System
Department of Licensing and Regulatory Affairs

Form Revision Date 07/2016

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by DOMESTIC PROFIT CORPORATION

Pursuant to the provisions of Act 284, Public Acts of 1972,the undersigned corporation executes the following Certificate:

The identification number assigned by the Bureau is:	800762791
The name of the corporation is:	BERYLLINE CORPORATION

The Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

1. State the total authorized shares of each class of stock that the corporation is authorized to issue. All corporations must authorize stock.* If there is more than one class or series of shares, state the relative rights, preferences and limitations of the shares of each class in Article III(2).

Class of Stock	Total authorized number of shares
COMMON	1,681,093

2. The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on: 03/08/2018 by the

written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

This document must be signed by an authorized officer or agent:

Signed this 20th Day of March, 2018 by:

Signature	Title	Title if "Other" was selected
Dennis M. Dresser	President	

By selecting ACCEPT, I hereby acknowledge that this electronic document is being signed in accordance with the Act. I further certify that to the best of my knowledge the information provided is true, accurate, and in compliance with the Act.

○ Decline ◉ Accept

Filed by Corporations Division Administrator   Filing Number: 201841874340   Date: 03/20/2018

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

for

BERYLLINE CORPORATION

ID Number: 800762791

received by electronic transmission on March 20, 2018 ***, is hereby endorsed.***

Filed on March 20, 2018 ***, by the Administrator.***

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, *in the City of Lansing, this 20th day of March, 2018.*

Julia Dale, Director

Corporations, Securities & Commercial Licensing Bureau

BCS/CD-700 (Rev. 05/10)

MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH
BUREAU OF COMMERCIAL SERVICES

FILED

Date Received	(FOR BUREAU USE ONLY)
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

APR 11 2011

Administrator
Bureau of Commercial Services

Tran Info:1 16764334-1 04/04/11
Chk#: 7882 Amt: $50.00
ID: DAVID ETIENNE

Name
Address
City State ZIP Code

EFFECTIVE DATE:

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

D5646V

ARTICLES OF ORGANIZATION
For use by Domestic Limited Liability Companies
(Please read information and instructions on reverse side)

Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned executes the following Articles:

ARTICLE I

The name of the limited liability company is: Berylline, LLC

ARTICLE II

The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of Michigan.
To manufacture and sell scooters/motorcycles/ATVs.

ARTICLE III

The duration of the limited liability company if other than perpetual is: ____________

ARTICLE IV

1. The name of the resident agent at the registered office is: David L. Etienne
2. The street address of the location of the registered office is:

198 Bellshire Lane (Street Address), Rochester Hills (City), Michigan 48307 (Zip Code)

3. The mailing address of the registered office if different than above:

____________ (P.O. Box or Street Address) ____________ (City), Michigan ____________ (Zip Code)

ARTICLE V (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)

Signed this 29 day of March, 2011

By ____________ (Signature(s) of Organizer(s))

Xugang Li David L. Etienne
(Type or Print Name(s) of Organizer(s))